                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 12 )*

                             CIMETRIX INCORPORATED
                             ---------------------
                                (Name of Issuer)

                        Common Stock, $0.0001 par value
                        -------------------------------
                         (Title of Class of Securities)

                                   17185E100
                                 --------------
                                 (CUSIP NUMBER)

      Geoffrey Todd Hodges, Esq., c/o Agliano, Hodges & Whittemore, P.A.,
              400 North Tampa Street, Suite 2630, Tampa, FL 33602;
                                 (813) 225-1515
      -------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 31, 1998
                         -----------------------------
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]


Check the following box if a fee is being paid with the statement [ ] A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                        (Continued on following page(s))

CUSIP NO. 17185E100                   13D
         ---------------------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Paul A. Bilzerian
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [X]
                                                                    (b)   [ ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    None
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     None
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   None
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               None
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          None
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          [X]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.0%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 17185E100                   13D
         ---------------------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Terri L. Steffen
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [X]
                                                                    (b)   [ ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    None
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     None
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   None
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               None
                       --------------------------------------------------------

 (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,080,000 plus warrants to purchase 27,500
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          [X]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          12.5% plus warrants to purchase 0.1%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 17185E100                   13D
         ---------------------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Bicoastal Holding Company
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [X]
                                                                    (b)   [ ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    180,000
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     None
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   180,000
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               None
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          180,000, plus warrants to purchase 27,500
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          [  ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.7%, plus warrants to purchase 0.1%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 17185E100                   13D
         ---------------------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Overseas Holdings Limited Partnership
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [X]
                                                                    (b)   [ ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    2,900,000
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     None
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   2,900,000
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               None
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,900,000
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          [  ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          11.7%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          PN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 17185E100                   13D
         ---------------------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          The Paul A. Bilzerian and Terri L. Steffen Family Trust of 1995
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [X]
                                                                    (b)   [ ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          Cook Islands
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    None
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     None
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   None
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               None
                       --------------------------------------------------------

 (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,080,000, plus warrants to purchase 27,500
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          [  ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          12.5%, plus warrants to purchase 0.1%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          OO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 17185E100                   13D
         ---------------------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Overseas Holding Company
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [X]
                                                                    (b)   [ ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    None
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     None
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   None
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               None
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,900,000
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          [  ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          11.7%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       ATTACHMENT TO FORM 13D COVER SHEET


         All calculations on the Form 13D cover sheets have been made on the basis that 24,743,928 shares are presently outstanding.

Item 1.  Security and Issuer.

         The class of security to which this Amendment to Schedule 13D relates is common stock, $0.0001 par value per share (the "Shares") of Cimetrix Incorporated, a Nevada corporation (the "Company"). The Company's principal executive offices are located at 6979 South High Tech Drive, Midvale, Utah 84047.

Item 2.  Identity and Background.

         This Amendment to Schedule 13D is being filed by Paul A. Bilzerian, Terri L. Steffen, Bicoastal Holding Company, Overseas Holdings Limited Partnership, The Paul A. Bilzerian and Terri L. Steffen Family Trust of 1995, and Overseas Holding Company, hereafter collectively referred to as the "Reporting Persons."

         (a)-(f). The following sets forth as to each of the Reporting Persons his (a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business, and address of any corporation or other organization in which such employment is conducted; (d) whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case; (e) whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree, or final order; and (f) citizenship.

         1.       (a) Paul A. Bilzerian.
                  (b) 16229 Villarreal de Avila
                      Tampa, FL 33613.
                  (c) President, Cimetrix, Incorporated
                      6979 South High Tech Drive
                      Midvale, Utah 84047.
                  (d) None.
                  (e) None.
                  (f) United States.

         2.       (a) Terri L. Steffen.
                  (b) 16229 Villarreal de Avila
                      Tampa, FL 33613.
                  (c) None.
                  (d) None.
                  (e) None.
                  (f) United States.

         3.       (a) Bicoastal Holding Company, a Nevada corporation
                  (b) 16229 Villarreal de Avila
                      Tampa, FL 33613.
                  (c) Investments.
                  (d) None.
                  (e) None.

         4.       (a) Overseas Holdings Limited Partnership, a Nevada limited partnership
                  (b) 16229 Villarreal de Avila
                      Tampa, FL 33613.
                  (c) Investments.
                  (d) None.
                  (e) None.

         5.       (a) The Paul A. Bilzerian and Terri L. Steffen Family Trust of
                      1995, a Cook Islands International Trust.
                  (b) c/o TrustNet (Cook Islands) Limited
                          C.I.D.B. Building
                          Avarua
                          P.O. Box 208
                          Rarotonga
                          Cook Islands
                  (c) Estate planning trust.
                  (d) None.
                  (e) None.

         6.       (a) Overseas Holding Company, a Cayman Islands corporation
                  (b) 16229 Villarreal de Avila
                      Tampa, FL 33613.
                  (c) Investments.
                  (d) None.
                  (e) None.

Item 3.  Source and Amount of Funds or Other Consideration.

         The reporting persons used no funds to complete the transactions reported on this Amendment to Schedule 13D.

Item 4. Purpose of Transaction. Two transactions are reported hereby. This Amendment is being filed to report the expiration of proxies held by Paul A. Bilzerian. This amendment is also being filed to report the removal of Paul A. Bilzerian as a beneficiary of the Paul A. Bilzerian and Terri L. Steffen Family Trust of 1995.

(a) On March 22, 1994, W. Keith Seolas, Robert K. Seolas, Suzette Seolas, and Helene S. Seolas granted to Paul A. Bilzerian proxies to vote 2,367,871 shares of the Company's common stock, as previously reported. All proxies expired on December 31, 1998. As of January 1, 1999, Mr. Bilzerian no longer has any right to vote or other beneficial interest in those shares.

(b) On December 21, 1998, Paul A. Bilzerian was removed as a beneficiary of the Paul A. Bilzerian and Terri L. Steffen Family Trust of 1995. As of that date, Mr. Bilzerian has no beneficial interest in the shares beneficially owned by the trust, including 2,900,000 shares owned by Overseas Holdings Limited Partnership, and 180,000 shares and 27,500 common stock warrants owned by Bicoastal Holding Company.

Item 5.  Interest in Securities of the Issuer.

(a) As of December 31, 1998, Overseas Holdings Limited Partnership was the owner of 2,900,000 shares of the Company's common stock, representing 11.7% of the Company's outstanding stock. As of December 31, 1998, Bicoastal Holding Company was the owner of 180,000 shares of the Company's common stock, representing 0.7% of the Company's outstanding stock. Bicoastal Holding Company was also the owner of 27,500 warrants to purchase the Company's common stock for $2.50 per share, representing 0.1% of the Company's outstanding stock. As of December 31, 1998, Overseas Holding Company is the beneficial owner of 29,000 shares of the Company's common stock by virtue of its 1% interest in Overseas Holdings Limited Partnership. This represents 0.1% of the Company's outstanding stock. As of December 31, 1998, Overseas Holding Company may also be deemed the beneficial owner of the other 2,871,000 shares of the Company's common stock owned by Overseas Holdings Limited Partnership because as the sole general partner of the partnership, it has the right to vote those shares on behalf of the Partnership. This represents 11.7% of the Company's outstanding stock. As of December 31, 1998, the Paul A. Bilzerian and Terri L. Steffen Family Trust of 1995 is the beneficial owner of 3,080,000 shares of the Company's stock because it is the 99% limited partner of Overseas Holdings Limited Partnership, the owner of 100% of the stock of Overseas Holding Company, and the owner of 100% of the stock of Bicoastal Holding Company. This represents 12.5% of the Company's outstanding stock. As of December 31, 1998, the Paul A. Bilzerian and Terri L. Steffen Family Trust of 1995 is the beneficial owner of 27,500 warrants to purchase the Company's common stock for $2.50 per share, representing 0.1% of the Company's outstanding stock because it is the owner of 100% of the stock of Bicoastal Holding Company. As of December 31, 1998, Terri L. Steffen is the beneficial owner of 3,080,000 shares of the Company's stock because she is the beneficiary of the Paul A. Bilzerian and Terri L. Steffen Family Trust of 1995. This represents 12.5% of the Company's outstanding stock. As of December 31, 1998, Terri L. Steffen is the beneficial owner of 27,500 warrants to purchase the Company's common stock for $2.50 per share because she is the beneficiary of the Paul A. Bilzerian and Terri L. Steffen Family Trust of 1995. This represents 0.1% of the Company's outstanding stock. As of December 31, 1998, Paul A. Bilzerian may be deemed the beneficial owner of all shares and warrants beneficially owned by Terri L. Steffen because he is married to Ms. Steffen. Mr. Bilzerian, however, disclaims any beneficial interest in those shares and warrants. Except as provided herein, this Amendment to Schedule 13D does not amend the beneficial ownership of shares beneficially owned by Mr. Bilzerian, members of his family, or related entities, as reflected in Schedule 13D and amendments previously filed on behalf of Paul A. Bilzerian, Terri L. Steffen, Bicoastal Holding Company, the Paul A. Bilzerian and Terri L. Steffen Family Trust of 1995, the Paul A. Bilzerian and Terri L. Steffen Irrevocable Trust of 1994, Overseas Holdings Limited Partnership, Overseas Holding Company, Adam J. Bilzerian, and Dan B. Bilzerian.

(b) The responses of the Reporting Persons to items (7) through (11) of the portions of the cover page relating to beneficial ownership of Shares are incorporated herein by reference.

(c) Except as provided herein, there have been no transactions in Shares or other securities of the Company by any of the Reporting Persons within the past 60 days or since the most recent Amendment to Schedule 13D was filed.

(d) None.

(e) None.

Item 6. Contracts, Arrangements, Understandings, or Relationships with respect to Securities of the Issuer.

None.

Item 7.  Material to be Filed as Exhibits.

None.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:         1/7/99                 /s/  PAUL A. BILZERIAN
      -------------------------      ---------------------------------
                                     PAUL A. BILZERIAN

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    1/7/99                      /s/  PAUL A. BILZERIAN
      -------------------------      ---------------------------------
                                     PAUL A. BILZERIAN, President
                                     Bicoastal Holding Company

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    1/7/99                      /s/  TERRI L. STEFFEN
      -------------------------      ---------------------------------
                                     TERRI L. STEFFEN

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    1/7/99                         /s/ Terri L. Steffen
      ---------------------------       ---------------------------------------
                                        TERRI L. STEFFEN, President of Overseas
                                        Holding Company

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    1/7/99                         /s/ Terri L. Steffen
      ---------------------------       --------------------------------------
                                        TERRI L. STEFFEN, President of Overseas
                                        Holding Company, as General Partner
                                        of Overseas Holdings Limited
                                        Partnership

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    1/7/99                      /s/  Harry A. Steffen
      --------------------------     -------------------------------------------
                                     HARRY A. STEFFEN, Co-Trustee of the Paul A.
                                     Bilzerian and Terri L. Steffen Family
                                     Trust of 1995